Exhibit 99.3

GV to Hold Annual Shareholder Meeting on December 11, 2023

TORONTO, Nov. 6, 2023 /PRNewswire/ -- Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ: GV), a private education provider with technology of artificial intelligence and life science on the cutting edge, today announced that it will hold an annual shareholder meeting of the Company (the "Annual Meeting") at the offices of the Company, located at 105 Moatfield Dr. Unit 1003, Toronto, Ontario, Canada M3B 0A2, at 10:00 a.m., local time, for the purposes of considering and, if thought fit, passing each of the proposed resolutions (“Proposed Resolutions”)as defined and set forth in the notice of the Annual Meeting. The board of directors of the Company fully supports the Proposed Resolutions.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended March 31, 2022, with the U.S. Securities and Exchange Commission (the "SEC"). The Company's annual report on Form 20-F can be accessed on the Company's website at https://ir.visiongroupca.com and on the SEC's website at http://www.sec.gov.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Toronto, Canada, is a private education provider located in Canada, with subsidiaries in Canada and market partners in China, that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company's website at https://ir.visiongroupca.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "would," "continue," "should," "may," or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:
Visionary Education Technology Holdings Group Inc.
Investor Relations Department
Email: ir@farvision.ca